SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Rocket Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

77313F106
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,272,635 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,272,635 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,272,635 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.6%*
14	TYPE OF REPORTING PERSON PN, IA

* The above-referenced shares of common stock, par value $0.01 per share (the “Common Stock”) of Rocket Pharmaceuticals, Inc. (the “Issuer”), reported hereunder are held by one or more funds (together the “RTW Funds”) managed by RTW Investments, LP (the “RTW Investments”). RTW Investments, in its capacity as the investment manager of the RTW Funds, has the power to vote and the power to direct the disposition of all such shares of Common Stock held by the RTW Funds. Roderick Wong, M.D. ("Dr. Wong") is the Managing Partner and Chief Investment Officer of RTW Investments. The percentage of Common Stock held is based on 66,043,372 shares of Common Stock outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2022.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,272,635 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,272,635 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,272,635 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.6%*
14	TYPE OF REPORTING PERSON HC, IN

* The above-referenced shares of Common Stock of the Issuer, reported hereunder are held by the RTW Funds managed by RTW Investments. RTW Investments, in its capacity as the investment manager of the RTW Funds, has the power to vote and the power to direct the disposition of all such shares of Common Stock held by the RTW Funds. Dr. Wong is the Managing Partner and Chief Investment Officer of RTW Investments. The percentage of Common Stock held is based on 66,043,372 shares of Common Stock outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2022.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 7 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of RTW Investments and Dr. Wong (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on January 16, 2018, and amended on November 29, 2018, April 16, 2019, December 13, 2019, January 8, 2021, March 29, 2021 and August 31, 2021 (as amended, the “Schedule 13D”), with respect to the Common Stock of the Issuer.

Items 4, 5(a)-(c), 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 19, 2022, the Issuer, Renovacor, Inc., a Delaware corporation, (“Renovacor”), Zebrafish Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer (“Merger Sub I”), and Zebrafish Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer (“Merger Sub II”), entered into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into Renovacor (the “First Merger”) and (ii) Renovacor as the surviving corporation of the First Merger, will merge with and into Merger Sub II with Merger Sub II continuing as the surviving limited liability company and a wholly owned subsidiary of the Issuer (the “Second Merger” and together with the First Merger, the “Mergers”). Pursuant to the Mergers, Renovacor's shareholders will receive approximately 0.1676 shares of Common Stock of the Issuer in exchange for each of their shares of Renovacor (subject to adjustment as described in the Merger Agreement) and are expected to own approximately 4.6% percent of the Common Stock on a fully diluted basis immediately following the closing of the transaction. The exchange ratio implies an equity deal value of approximately $53 million based on fully diluted shares outstanding and the acceleration and vesting of all earnout shares, or $2.60 per share of Renovacor, based on the volume weighted average trading price of the Common Stock of $15.51 for the 30 trading days through and including Monday, September 19, 2022. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which has been filed by the Issuer with the SEC as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 20, 2022, and is incorporated herein by reference.

The board of directors of the Issuer formed a special committee of independent directors to negotiate and approve the Merger. The members of the Issuer’s board of directors that are affiliated with RTW Investments, including Dr. Wong, recused themselves from the committee and the board votes on the Merger.

In connection with the Merger Agreement, on September 19, 2022, the RTW Funds entered into a Voting Agreement (the “Voting Agreement”) with Renovacor, pursuant to which the RTW Funds have agreed to vote their shares of Common Stock in the Issuer, in favor of the matters to be voted upon in connection with the Merger, subject to the terms and conditions set forth in the Voting Agreement.

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 5 of 6 Pages

The Voting Agreement will terminate the earliest of: (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to conditions set forth therein, (ii) such date and time of any material modification, waiver or amendment to any provision of the Merger Agreement without the RTW Funds’ consent that reduces the amount or changes the form of consideration payable to the RTW Funds pursuant to the Merger Agreement, (iii) the First Effective Time (as defined in the Merger Agreement); provided that the termination shall not relieve the RTW Funds of any liability arising out of any breach therein and (iv) the time that the Company Stockholder Approval (as defined in the Merger Agreement) has been obtained. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is attached as Exhibit 6 to this Schedule 13D by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 20, 2022.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 66,043,372 shares of Common Stock outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 9, 2022.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) No transactions in the Shares were effected by the Reporting Persons during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Except as otherwise described in this Schedule 13D there are, no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 6:	Voting Agreement, dated as of September 19, 2022 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 20, 2022).

CUSIP No. 77313F106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 21, 2022

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.